[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 25, 2011

VIA EDGAR, EMAIL AND FEDERAL EXPRESS

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549-3628

Re:      Airgas, Inc.
Amendment to Schedule 14D-9/A
Filed December 22, 2010
File No.:  5-38422

Dear Ms. Duru:

On behalf of our client, Airgas, Inc., a Delaware corporation (the “Company”), set forth below is the response to the comment of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that was set forth in the Staff’s letter, dated January 14, 2011, with respect to the filing referenced above.  For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the Company’s response.  Capitalized terms used herein without definition have the respective meanings assigned to them in Airgas’ Schedule 14D-9, as amended (the “Schedule 14D-9”).

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
January 25, 2011

1.                  We refer to your response letter dated January 5, 2011 in which you state that disclosures in the l4D-9/A filed on September 13, 2010, “were adequate to describe the status of events as of that date . . .”  Additionally, we note the discussions amongst Messrs. McCausland, Brown and Thomas and certain arbitrageurs regarding the $70 potential price point at which Mr. McCausland indicated he would recommend that the company sit down with Air Products to commence negotiations.  Please provide us with your legal analysis of why your disclosures in the l4D-9/A complied with Item 8 of Schedule l4D-9 and corresponding Item 1011(b) of Regulation M-A given the lack of disclosure about those discussions.  Also, please address the company's compliance with Regulation F-D in light of the information that Messrs. McCausland, Brown and/or Thomas shared with the shareholders at such meetings.

Response:  To understand why the statements referenced by the Staff’s Comment did not require disclosure under either Regulation MA or Regulation FD at the time they were made, it is essential to review Airgas’ repeated public statements prior to the September 10, 2010 meeting referred to in the Comment.  Far from confidential information, it was abundantly clear at the time the comments were made that Airgas would be prepared to negotiate with Air Products if Airgas believed an appropriate tender offer price could be obtained as a result of those negotiations.  Airgas does not contend that the September 13 disclosure by itself explains why no disclosure was required.

As an example, a September 8, 2010 Letter to Stockholders filed with the SEC stated in part as follows:

In this regard, the Airgas Board has made clear on numerous occasions its willingness to engage in negotiations that it believed would result in an appropriate value for Airgas stockholders. We would be willing to commence negotiations with Air Products or any other party if we believed an appropriate value would result. However, the latest Air Products offer of $65.50 per share is not an appropriate value or a sensible starting point for negotiations to achieve such a value.

Indeed, the fact that Airgas would be prepared to negotiate with Air Products was a frequent refrain in public statements by Airgas.  See, e.g.,  Airgas’ Letter to Stockholders, August 23, 2010.  Mr. McCausland’s comment referenced by the Staff simply did not add any material information to that position.

Second, Mr. McCausland’s comment was merely a hypothetical response to what he might recommend to the Board of Directors in response to a further unlikely hypothetical – namely that Air Products both (i) increase its price from $65.50 to $70 per share AND (ii) indicate its willingness to further increase above that price.  Mr. McCausland never

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
January 25, 2011

suggested that these conditions were the only ones under which he might support commencing discussions or excluded the possibility that he would make such a recommendation under other circumstances.

The Company’s position set forth in the September 8 Letter to Stockholders was the only real test – did the Company believe the discussions would result in an appropriate value.  The statement referenced by the Staff was only one purely hypothetical example of one possible way discussions might have commenced and reaffirmed the Company’s publicly stated position – that $65.50 was grossly inadequate and that the Company would authorize negotiations if an appropriate value could be achieved.  There were other possible ways Air Products could have met this publicly disclosed requirement.  Moreover, the hypothetical scenario referenced in Mr. McCausland’s comment never, in fact, occurred.

As noted above, Mr. McCausland’s comment did not make $70 a magic price point in any sense at all.  Mr. McCausland did not state he would recommend approving a deal at that price.  Mr. McCausland also did not state that he would recommend negotiations if Air Products increased its price to $70.  The second prong of his comment was that Air Products must indicate its willingness to go higher – i.e., to an unspecified amount above $70 per share.  His comment communicated no more than what the market already knew – that Airgas would negotiate only at a level substantially above the $65.50 that Air Products was then offering and which the Board had found to be grossly inadequate.  The comment was simply another way of stating what was in the Company’s Shareholder Letter and other public disclosures – if the Airgas Board believed an appropriate price would result, Airgas would enter into negotiations with Air Products.

Airgas submits that Air Products’ own disclosures with respect to this point confirm Airgas’ view that the comment was not material information. At the trial, Air Products’ counsel testified that Air Products had been told about Mr. McCausland’s comment over the weekend of September 10.  If Air Products believed that the comment was material or that its disclosure could possibly be to the advantage of Air Products in any way, Air Products was free to disclose the statement in its own filing on Monday, September 13.  Air Products did not make any such disclosure in its September 13 filing.

Airgas further believes that the Airgas and Air Products filings on September 13 did provide all material information to the marketplace and Airgas stockholders.  In particular, both disclosures clearly indicated that the Company was willing to negotiate a deal with Air Products if it believed the negotiations would result in an appropriate value for the Company’s shareholders.  And both disclosures indicated that any effort at negotiations over the weekend had completely failed.  Thus, by the time that both companies filed their September 13 disclosure, it was clear that the scenario referenced in

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
January 25, 2011

Mr. McCausland’s hypothetical comment had not occurred.

In sum, Airgas’ prior disclosures made clear that Airgas was willing to negotiate if it believed an appropriate deal price would result.  A speculative response to one unlikely scenario did not add any material information to this position.  Thus no additional disclosure was required under either Regulation MA or Regulation FD with respect to Mr. McCausland’s comment referenced by the Staff.

Should the Staff have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1309.

                                                                                    Very truly yours,

                                                                        David A. Katz

Cc:       Daniel A. Neff, Esq.
            Wachtell, Lipton, Rosen & Katz

            Robert H. Young, Jr.
            Airgas, Inc.